EXHIBIT 99.1

Press Contact: Laura Whitaker Vice President of Marketing Communications Tel: +1(408) 782-1201 laura.whitaker@leitch.com
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com

August 11, 2003	FOR IMMEDIATE RELEASE

Leitch Provides Financial Update

        TORONTO — Leitch Technology (TSX:LTV) today announced that first quarter revenue is expected to be approximately $37.5M, down slightly from fourth quarter revenue of $38.2M. Order run rates however, improved in the quarter and were $45M, up from $41M in the fourth quarter. Revenue was less than incoming orders mainly due to a number of large orders received in the quarter for delivery outside of the quarter. Orders are within recent levels of $45-$50M despite the significant depreciation in the US Dollar relative to the Canadian dollar.

        Stan Kabala, Interim President and CEO commented, "We were pleased to see the rebound in orders for the quarter. While it didn't translate into shipments for the first quarter we are moving into the second quarter with a very strong backlog."

        The Company also confirmed that its expense reductions announced in June are now largely in place and will be reflected in the Company's second quarter results. The Company announced in June that it would be taking a charge in the first Quarter to reflect one-time expenses related to this downsizing. In addition, however, normal expenses in the first quarter are expected to be lower than in the fourth quarter due to seasonal effects and due to the effects of the weak US Dollar. The Company expects that its break-even sales level commencing in the second quarter will be approximately $45M.

        The Company has no debt on its balance sheet and its cash balances were approximately $15 million at the end of the quarter. While there are currently no requirements or availability for the company to draw on its lines of credit, the company is in discussions with bankers to put a facility in place to result in greater access. The company expects to close that facility in the second quarter.

        The Company will release its first quarter earnings on August 26, 2003 at which time more information will be provided.

        Management will host a webcast discussing this press release at 5:00 p.m. (E.D.T.) on Monday, August 11, 2003. To access the webcast, please enter http://www.leitch.com/financialupdatewebcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

        For those unable to listen to the webcast at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to http://www.leitch.com/webcastarchive and follow the same procedure outlined in the previous paragraph.

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About Leitch

Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.